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# PRICER

# PRESS RELEASE

05010343



from Pricer AB (publ) August 2, 2005

## Carrefour Italy selects Pricer to supply Electronic Shelf Label solution



Pricer has been chosen by Carrefour Italy to support the retail operations of its new hypermarket store build program in 2005. An order for four hypermarkets to be completed during the year has been placed at a total value of SEK 7 M.

Carrefour Italy with its 39 hypermarkets has sought to automate its price changing processes and began independently from Carrefour France its selection process two years ago with pilot stores in both hyper and supermarket formats. The Pricer system has run in two pilot stores in Milan and Rome since 2004.

"Carrefour Italy has embraced our philosophy of a strong and flexible solution to support their needs today as well as tomorrow," says Charles Jackson, responsible for sales and marketing at Pricer. "Carrefour is one of Italy's most dynamic and innovative retailers and this decision not only extends Pricer's presence within the Carrefour sphere but gives us a strong entrance into the important Italian retail market where we believe we will see an interesting coming years of consolidation and automation."



**For further information, please contact:**
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

*__Pricer__, founded in 1991 in Sweden, has a leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems which significantly improve customer profitability and productivity.*

*With the largest product range on the market, Pricer's ESL systems are installed in approximately 900 stores in three continents. Customers include the second largest retail chain in the world and some of the largest retail chains in Europe, Japan and the USA. Pricer, in co-operation with competent partners, offers a totally integrated solution together with supplementary products, applications and services.*

*Pricer AB (publ) is quoted on the O-list of the Stockholm Stock Exchange. For further information, please visit Pricer's website. Registration to receive news releases automatically via e-mail can be made through the website.*

***Pricer AB (publ)***
***Bergkällavägen 20-22***
***SE-192 79 Sollentuna***
***Sweden***

***Web site: www.pricer.com***
***Telephone: +46 8 505 582 00***
***Corporate Identity number: 556427-7993***